
September 8, 2023

Eddie Ni
Chief Executive Officer
Goldenstone Acquisition Limited
4360 E. New York Street
Aurora, IL 60504

Re: Goldenstone Acquisition Limited
Preliminary Proxy Statement on Schedule 14A
Filed August 30, 2023
File No. 001-41328

Dear Eddie Ni:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso